November 10, 2010

Via FAX/EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Ms. Lily Dang Mr. Karl Hiller Mr. Sean Donahue Ms. Anne Nguyen Parker

Re:	Vantage Drilling Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Revised Preliminary Proxy Statement on Schedule 14A Filed September 24, 2010 File No. 1-34094

Dear Messrs. Schwall, Hiller and Donahue and Mss. Dang and Nguyen Parker:

This letter is in response to your letter dated November 8, 2010, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filings.

Attached are proposed changes in response to comment 1, based on discussions with the Staff, which will be made in the definitive proxy statement filed by the Company with the Commission. In future filings of its annual report on Form 10-K, beginning with its Form 10-K for the year ended December 31, 2010, the Company will include disclosure previously provided in response to comment 2. Although the Company currently intends to include more detailed disclosure in the response to comment 2 in its
Form 10-K for the year ended December 31, 2010, it will review the disclosures of other industry participants regarding these matters in their annual reports on Form 10-K and may make adjustments to its disclosures to conform to industry practices, keeping in mind its obligations to disclosure all material information with respect to such matters.

U.S. Securities & Exchange Commission

November 10, 2010

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown

Vantage Drilling Company

NOTICE OF EXTRAORDINARY GENERAL MEETING IN LIEU OF ANNUAL GENERAL MEETING

OF THE COMPANY

TO BE HELD ON                     , 2010

Notice is hereby given that the Extraordinary General Meeting in Lieu of Annual General Meeting (the “Meeting”) of Vantage Drilling Company, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), will be held at                                                  , on                     , 2010, at 10:00 a.m., Bermuda time, for the following proposals:

(1)	To approve an ordinary resolution to issue ordinary shares upon conversion of a promissory note issued to F3 Capital;

(2)	To elect nine nominees to serve on the Company’s Board of Directors (the “Board of Directors”) to hold office until the expiration of their term or until their successors are duly elected and qualified;

(3)	To approve an ordinary resolution to increase the Company’s ordinary share capital;

(4)	To approve an ordinary resolution to amend and restate the Company’s 2007 Long-Term Incentive Compensation Plan (the “2007 Plan”) to, among other things, increase the number of ordinary shares authorized for issuance under the 2007 Plan;

(5)	To approve an ordinary resolution to ratify the appointment of UHY LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2010; and

(6)	To transact such other business as may properly come before the Meeting.

The Board of Directors has set September 13, 2010 as the record date for the Meeting. Only registered holders of the Company’s ordinary shares at the close of business on that date are entitled to receive notice of the Meeting and to attend and vote at the Meeting. All shareholders will be required to show proof that they held shares as of the record date in order to be admitted to the Meeting. If you are not a shareholder of record but hold shares through a broker or nominee (in street name), you should provide proof of beneficial ownership on the record date for the Meeting, such as a recent account statement or a copy of the voting instruction card provided by your broker or nominee.

We hope you will be able to attend the meeting, but if you cannot do so it is important that your shares be represented. The presence at the meeting, in person or by proxy of a majority of the ordinary shares outstanding on the record date shall constitute a quorum. It is important that your shares be voted at the Meeting. We urge you to read the proxy statement carefully, and to use the WHITE proxy card to vote for the Board of Directors’ nominees by telephone or internet or by signing, dating, and returning the enclosed WHITE proxy card in the postage-paid envelope provided, whether or not you plan to attend the Meeting. Instructions are provided on the WHITE proxy card.

You should know that Jasper Investments Limited (“Jasper”), has stated its intention to propose two alternative director nominees for election at the Meeting in opposition to the Board of Directors’ recommended nominees.

We strongly urge you to vote for the nominees proposed by the Board of Directors by using the enclosed WHITE proxy card and not to return any proxy card that may be sent to you by Jasper. If you vote using a proxy card sent to you by Jasper, you can subsequently revoke it by using the WHITE proxy card to vote by telephone or Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided. Only your last-dated proxy will count—any proxy may be revoked at any time prior to its exercise at the Meeting as described in the Proxy Statement.

By order of the Board of Directors,

Christopher G. DeClaire

Company Secretary

                    , 2010

Recommendation of Board of Directors. The Board of Directors recommends that you vote your shares “FOR” each of the nine nominees recommended by the Board and each of the proposals at the Meeting.

Jasper has stated its intention to propose two alternative director nominees (the “Jasper Nominees”) for election at the Meeting. You may receive proxy solicitation materials from Jasper, including an opposition proxy statement and proxy card. We believe that the current Board, with its breadth of relevant and diverse experience, represents the best interests of our shareholders and should be elected. The Board unanimously recommends a vote FOR each of the Board’s nominees for director on the enclosed WHITE proxy card.

The Jasper Nominees have NOT been endorsed by our Board of Directors, and therefore our Board urges you not to sign or return any proxy card that may be sent to you by Jasper. We are not responsible for the accuracy of any information provided by or relating to Jasper contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Jasper or any other statements that Jasper may otherwise make.

To vote as the Board of Directors recommends, stockholders must use the WHITE proxy card or vote by telephone or through the Internet by following the instructions under “How to Vote; Submitting Your Proxy” above. Voting against any Jasper nominees on the Jasper proxy card will not be counted as a vote for the Board’s nominees and will result in the revocation of any previous vote you may have cast on the WHITE proxy card. If you wish to vote pursuant to the recommendations of the Board of Directors, you should disregard any proxy card you receive other than the WHITE proxy card. If you have previously voted using the Jasper proxy card, you have every right to change your vote by executing the WHITE proxy card or by voting by telephone or through the Internet by following the instructions under “How to Vote; Submitting Your Proxy” above. Only the latest dated proxy you submit will be counted.

Accessing Proxy Materials over the Internet. Pursuant to rules promulgated by the Securities and Exchange Commission (the “SEC”), we are providing access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and a copy of our Annual Report are available on our web site at www.vantagedrilling.com/proxy. Additionally, and in accordance with SEC rules, we maintain the proxy materials on our website in a manner that will not infringe on your anonymity if you access them.

Shares Registered in the Name of a Nominee. If your shares are registered in the name of a broker, bank or other nominee (typically referred to as being held in “street name”), you will receive instructions from your broker, bank or other nominee that must be followed in order for your broker, bank or other nominee to vote your shares per your instructions. Many brokerage firms and banks have a process for their beneficial holders to provide instructions via the Internet or over the telephone. In the event you do not provide instructions on how to vote, your broker may have authority to vote your shares. A broker “non-vote” occurs when a broker or other nominee lacks discretionary power to vote and for which the broker or other nominee has not received specific voting instructions from the beneficial holder. Under the rules that govern brokers who are voting with respect to shares that are held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the approval of an increase to our authorized ordinary share capital and the ratification of the appointment of independent auditors, but not the election of directors, approval of the issuance of ordinary shares upon conversion of the promissory note issued to F3 Capital, a Cayman Islands exempted company and our largest shareholder (“F3 Capital”), or the amendment and restatement of our 2007 Long-Term Incentive Compensation Plan (the “2007 Plan”). As such, brokers will have the authority to exercise discretion to vote shares with respect to Proposals 3 and 5 because these proposals involve matters that are considered routine, but will not have the authority to exercise discretion to vote shares with respect to Proposals 1, 2 and 4 because they involve non-routine matters. Your vote is especially important with respect to the election of directors. Beginning this year, if your shares are held by a broker, your broker cannot vote your shares for the election of directors unless you provide voting instructions. Therefore, please instruct your broker regarding how to vote your shares on the election of directors promptly. If you hold shares through a broker, bank or other nominee and wish to be able to vote in person at the meeting, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election with your ballot at the Meeting.

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